

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 6, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Philip Morris International Inc., under the Exchange Act of 1934.

- 0.125% Notes due 2026
- 0.800% Notes due 2031
- 1.450% Notes due 2039

Sincerely,

© 2019 Intercontinental Exchange, Inc.